SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT
LIST
Exhibit Description
Sequential
Page Number
  Naspers Limited: Interim
results for the six months
ended September 30, 2004 dated
November 29, 2004

Abridged Income Statement
Six months
Six months
Year
ended
ended
ended
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Revenue
6 707
6 120 12 804
Earnings before interest, tax, depreciation and amortisation
(Ebitda)
1 529
1 149 2 439
Depreciation
(276)
(314) (635)
Operating profit before amortisation and impairment
1 253
835 1 804
Amortisation
(27)
(197) (484)
Impairment of programming rights
-
- (31)
Operating profit
1 226
638 1 289
Finance costs
(123)
(385) (664)
Share of profit of associates
34
1 3
Exceptional items
345
31 48
Profit before taxation
1 482
285 676
Taxation
(358)
(176) (176)
Minority interest
(60)
(89) (128)
Net profit attributable to shareholders
1 064
20 372
Core headline earnings for the period (R'm)
519
267 534
Core headline earnings per N ordinary share (cents)
188
103 207
Headline earnings for the period (R'm)
716
156 779
Headline earnings per N ordinary share (cents)
259
60 302
Fully diluted headline earnings per N ordinary share
243
60 294
Earnings per N ordinary share (cents)
385
8 144
Fully diluted earnings per N ordinary share (cents)
361
8 140
Net number of shares issued (`000) - At period-end
278 816
258 385 261 619
- Weighted average for the period
276 658
258 099 257 814
- Full y diluted weighted average
294 485
259 751 265 188
Abridged Cash Flow Statement
Six months
Six months
Year
ended
ended
ended
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Cash generated from operations
609
372 1 746
Dividends paid
(178)
(82) (109)
Cash flow from operating activities
431
290 1 637
Cash flow from investment activities
(52)
(376) (555)
Cash flow from financing activities
68
(187) (555)
Net movement in cash and cash equivalents
447
(273) 527
Interim Report
The reviewed results of the Naspers group for the six months ended 30 September 2004 are as follows:
Naspers Limited
(Registration number 1925/001431/06)
ISIN: ZAE000015889 JSE share code: NPN
("Naspers")

Abridged Statement of Changes in Equity
Six months
Six months
Year
ended
ended
ended
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Balance at beginning of period
3 183
3 138 3 138
Movement in treasury shares
(32)
6 79
Share capital and premium issued
760
- -
Foreign currency translations
43
(154) (299)
Movement in fair value reserve
20
6 (9)
Movement in cash flow hedging reserve
18
(15) (20)
Net profit attributable to shareholders
1 064
20 372
Dividends
(106)
(78) (78)
Balance at end of period
4 950
2 923
3 183
Analysis of Exceptional Items
Six months
Six months
Year
ended
ended
ended
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
(Loss)/profit on sale of investments
(19)
33 23
Profit/(loss) on dilution of interest in investments
364
(2) 8
Reversal of asset impairment
-
- 17
Net exceptional items
345
31 48
Abridged Balance Sheet
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
ASSETS Non-current assets
6 778
6 549 6 314
Property, plant and equipment
3 228
3 496 3 274
Goodwill and other intangibles
2 422
2 531 2 491
Investments and loans
847
231 52
Programme and film rights
73
118 40
Deferred taxation
208
173 457
Current assets
6 903
6 067 6 778
TOTAL ASSETS
13 681
12 616
13 092
EQUITY AND LIABILITIES Share capital and reserves
4 950
2 923 3 183
Minority interest
221
205 235
Non-current liabilities
3 073
3 208 2 873
Capitalised finance leases
1 847
2 081 1 921
Liabilities - interest-bearing
781
670 572
- non-interest-bear ing
154
178 129
Post-retirement medical liability
169
163 171
Deferred taxation
122
116 80
Current liabilities
5 437
6 280 6 801
TOTAL EQUITY AND LIABILITIES
13 681
12 616
13 092
Net asset value per N ordinary share (cents)
1 775
1 131 1 216

Calculation of Headline Earnings
Six months
Six months
Year
ended
ended
ended
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Net profit attributable to shareholders
1 064
20 372
Adjusted for:
- impair ment of programme rights
-
- 31
- exceptional items after tax
(348)
(31) (44)
- amor tisation of goodwill
-
167 420
Headline earnings
716
156 779
Adjusted for:
- cur rency translation differences
12
(25) (51)
- creation of def erred tax assets
-
3 (204)
- amor tisation of intangible assets
20
33 54
- AC133 fair value adjustments
(229)
100 (44)
Core headline earnings
519
267 534
Supplementary Information
Six months
Six months
Year
ended
ended
ended
30 Sept 2004
30 Sept 2003
31 March 2004
Reviewed
Reviewed
Audited
R'm
R'm
R'm
Finance costs
123
385 664
- net interest (receiv ed)/paid
(32)
71 154
- interest on f inance leases
78
86 187
- net f oreign exchange differences
17
(67) (63)
- net fair value adjustments on der ivatives (AC133)
60
295 386
Investments and loans
980
231 476
- listed in vestments
906
137 137
- unlisted in vestments
74
94 339
Market value of listed investments
2 122
137 137
Directors' valuation of unlisted investments
74
94 339
Commitments
1 575
1 805 1 743
- capital expenditure
184
220 394
- progr amme and film rights
1 135
1 191 995
- netw ork and other commitments
241
352 165
- decoder commitments
15
42 189
Operating lease commitments
573
637 631
GROUP OVERVIEW
The unusually favourable business climate previously reported to shareholders continued into the period under review. Most of our business units performed above expectation. Operating profit before amortisation and impairment charges for the period grew to R1 253 million, and core headline earnings to R519 million.
FINANCIAL REVIEW
Revenues for the period were relatively stable - up 10%. This modest growth was again largely due to the strength of the rand - 28% of the group's revenues are generated from outside of South Africa. Operating profit expanded to R1 226 million.
Finance costs of R123 million include fair value adjustments on derivative instruments of R60 million, a book charge required by AC133, and currency losses of R17 million. Interest on borrowings and imputed interest on finance leases totalled R46 million, against R157 million in the previous period.
The share of profit of associates arises mostly from our investment in Tencent following its June listing. Exceptional items of R345 million relate primarily to the dilution profit arising on the listing of Tencent. A tax charge of R358 million reflects the higher level of profitability in the group.
The net effect of the above is headline earnings of R716 million. We have previously cautioned shareholders on factors which undermine the credibility of headline earnings as a measure of sustainable operating performance. These factors are analysed below in the `Calculation of Headline Earnings', but the major issue in the period under review relates to fair value adjustments required in terms of accounting standard AC133.These adjustments, in our view, ignore economic reality and have inflated headline earnings for the period by R229 million.
Adjusting for this, and for other items prescribed by South African Generally Accepted Accounting Practice (SA GAAP), we estimate core headline earnings to be R519 million.This, in the opinion of our board, is a more reliable measure of sustainable operating performance.
The group generated R431 million cash from operating activities. On 30 September 2004, the group had net consolidated cash of R2,1 billion, excluding capitalised satellite and other leases.

SEGMENTAL REVIEW
Revenue
Ebitda
Six months ended 30 Sept
Six months ended 30 Sept
2004
2003
%
2004
2003
%
R'm
R'm
change
R'm
R'm
change
Subscriber platforms
4 522
4 204 8
1 198
927 29
- pay television
3 970
3 544 12
1 188
853 39
- internet
422
525 (20)
68
85 (20)
- technology
130
135 (4)
(58)
(11) (427)
Print media
1 599
1 358 18
332
222 50
Book publishing and private
education
585
557 5
14
13 8
Corporate services
1
1 -
(15)
(13) (15)
6 707
6 120
10
1 529
1 149
33
Operating profit before
amortisation and impairment
Operating profit
Six months ended 30 Sept
Six months ended 30 Sept
2004
2003
%
2004
2003
%
R'm
R'm
change
R'm
R'm
change
Subscriber platforms
996
689 45
970
514 89
- pay television
1 021
664 54
1 006
591 70
- internet
40
42 (5)
38
(38) -
- technology
(65)
(17) (282)
(74)
(39) (90)
Print media
274
165 66
274
157 75
Book publishing and private
education
(1)
(5) 80
(2)
(19) 89
Corporate services
(16)
(14) (14)
(16)
(14) (14)
1 253
835
50
1 226
638
92
SUBSCRIBER PLATFORMS
Pay television
The aggregate pay-television subscriber base grew by 60 000 over the period, split evenly between South Africa and the offshore operations.The group now manages some 2,2 million pay-television subscribers, 74% of whom subscribe to digital services.
Pay-television revenues were up 12% and operating profits before amortisation and impairment grew to R1 021 million.
In South Africa, the subscriber base lifted by 30 000 to 1,1 million homes. In sub-Saharan Africa, the subscriber base grew by 20 000 to 312 000.
Our Greek pay-television business did very well to consolidate its recovery. The subscriber base for the Mediterranean region now numbers 348 000 subscribers, and this business unit reached profitability for the first time.
In Thailand, the UBC subscriber base expanded marginally to 448 000. Cable redistribution and copyright piracy remain barriers to growth.
Internet
Tencent's results were only included in the segmental review up to June 2004. In June,Tencent listed on the Hong Kong Stock Exchange and our effective holding diluted to 36%. As a consequence, this investment is now equity accounted. The decline in group internet revenues for the period arises mainly from this change in accounting for Tencent.
Tencent continued to perform well over the past six months, despite increased competition, and reported total revenues of US$69 million. Operating profits increased to US$27 million.The core QQ instant-messaging platform has grown to some 119 million active users.
Registered subscriptions to fee-based value-added internet services declined by 9% to 6,6 million, whilst subscriptions for value-added mobile and telecommunications services remained flat at 12,5 million.This modest performance is a result of renewed efforts to remove inactive user accounts, new double confirmation subscriber procedures and billing systems introduced by the Chinese mobile operators.These factors are expected to continue to affect registered subscriptions during the months ahead.
In South Africa, the MWEB subscriber base remained stable at 240 000 subscribers with the business generating a small operating profit before amortisation and impairment of R27 million. The lack of internet innovation in South Africa as a result of the Telkom monopoly on fixed-line telephony remains a factor retarding the market's development. MWEB made an offer to purchase the internet business of Tiscali for R320 million.This transaction is subject to regulatory approval.
In China, the Sportscn portal grew revenues by 141% and reported an operating loss of R7 million as it continued to expand its operations. In Thailand, the operating loss before amortisation was reduced to R11 million.
Technology
The technology unit had a 4% decline in revenues, a consequence of the strong rand.This unit reported an increased operating loss of R74 million flowing from increased research and development spend in both Irdeto Access and Entriq. Irdeto Access grew its revenues in US dollar terms, its trading currency, by 9%.
PRINT MEDIA Revenue grew by 18% over the period. Buoyant advertising conditions and improved margins boosted operating profit before amortisation and impairment.
New publications continued to grow. Daily Sun, Wegbreek, a new travel magazine, and tuis, a new home décor and garden monthly, all exceeded expectations with circulation figures.The Wisden Cricketer debuted in November as a monthly magazine.
Local versions of Drum and True Love were launched in Kenya, whilst the Nigerian version of True Love will appear in December.
Construction has commenced on a new commercial and magazine printing plant in Gauteng. Presses have been ordered, with the first expected to be operational in mid-2005.

BOOK PUBLISHING AND PRIVATE EDUCATION
The book publishing and private education businesses reported improved profitability on the back of moderate revenue growth of 5%.
The general book market experienced a slowdown in sales and the benefit of the strong rand in respect of imported books was passed on to customers. Some delays occurred at various provincial education departments in issuing school book orders.
Face-to-face private education enrolments have seen a decline, whilst the distance education businesses experienced more positive trading conditions. For some time the group has been pruning marginal educational businesses that cannot be integrated with the main trademarks.
As previously indicated, the book and private education businesses have been more closely integrated resulting in beneficial cost reductions.
PROSPECTS
In general, the markets in which our major business units operate are in expansive phases of the economic cycle. We foresee this continuing for the remainder of the present financial year. However, business cycles are prone to turn and shareholders should anticipate leaner times sometime in the future.
The group continues to seek new growth opportunities, particularly in the rest of Africa and in Asian markets. Costs will be incurred in further developing Irdeto Access's product portfolio, as well as in the development of Entriq and of the Sportscn business in China.
As regards black economic empowerment (BEE), the group views this as a major imperative for the year ahead. We trust that the South African government will issue clear guidelines for the economy as a whole, and that Balkanisation as a result of conflicting charters can be avoided. A broad- based BEE scheme is planned for the year ahead.
ACCOUNTING POLICIES
These abridged, consolidated interim financial statements comply with South African Statements of Generally Accepted Accounting Practice and were prepared in accordance with AC127 - Interim Financial Reporting.The same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended 31 March 2004, except for the adoption of AC140 - Business Combinations and the revised statements AC128 - Impairment of Assets and AC129 - Intangible Assets. These statements have been applied prospectively from 1 April 2004 in terms of their respective transitional provisions. In terms of AC129 goodwill is no longer amortised. The effect of the adoption of AC140 and AC128 was immaterial for the period under review.
These interim financial statements have been reviewed by the company's auditors, PricewaterhouseCoopers Inc., whose report is available for inspection at the registered offices of Naspers.
On behalf of the board:
Ton Vosloo
Koos Bekker
Chairman
Managing director
29 November 2004
(For a more detailed exposition, visit the Naspers website at www.naspers.com)
Directors T Vosloo (chairman), JP Bekker (managing director), E Botha, F du Plessis, GJ Gerwel, RCC Jafta, LN Jonker, SJZ Pacak, FTM Phaswana, BJ van der Ross, NP van Heerden, JJM van Zyl, HSS Willemse.
Company secretary
GM Coetzee
Registered office
40 Heerengracht, Cape Town 8001
(PO Box 2271, Cape Town 8000)
Transfer secretaries
Ultra Registrars (Proprietary) Limited
Fifth Floor, 11 Diagonal Street,
Johannesburg 2001
(PO Box 4844, Johannesburg 2000)
ADR programme
The Bank of New York maintains a Global BuyDIRECT
(TM)
plan for Naspers Limited. For additional information, please visit The Bank of New York's website at
www.globalbuydirect.com
or call Shareholder
Relations at 1-888-BNY-ADRS or 1-800-345-1612 or
write to: The Bank of New York Shareholder Relations
Department - Global BuyDIRECT
(TM)
, Church Street
Station,
PO Box 11258, New York, NY 10286-1258 USA.
Naspers' mission is to
build shareholder value by
operating subscriber platforms that provide content,
services and the means of communication to paying users;
to sell related technologies and services and to be
useful to the communities we serve.
www.naspers.com

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 29, 2004 by
/s/ Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title: Director